Exhibit 99.1

ZOOZ Expands Its Bitcoin Treasury to 1,036 Bitcoin Following Additional Purchase

TEL AVIV, Israel, October 28, 2025 - ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) announced today that it has acquired an additional 94 Bitcoin at an average price of $ 112 thousand per Bitcoin, representing a total consideration per such Bitcoin of approximately $10 million. With this latest purchase, ZOOZ’s total Bitcoin holdings now stand at 1,036 Bitcoin.

This continued accumulation reflects ZOOZ’s commitment to its long-term Bitcoin treasury strategy and strengthens its standing as the firstdual-listed companies on Nasdaq and the Tel Aviv Stock Exchange (“TASE”) to integrate Bitcoin as a core treasury asset. The Company offers investors direct Bitcoin exposure denominated in New Israeli Shekels (NIS), a distinctive opportunity in the capital markets.

Jordan Fried, CEO of ZOOZ, said: “We continue to execute on our vision with discipline and speed. Our growing Bitcoin treasury underscores our belief in Bitcoin’s role as a resilient store of value and a cornerstone of sound financial strategy. ZOOZ is committed to building a bridge between traditional capital markets and the Bitcoin economy.”

Bitcoin Purchases to Date

Since the launch of its Bitcoin treasury strategy in July 2025, ZOOZ has purchased a total of 1,036 Bitcoin, with an aggregate acquisition value of approximately $115 million.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term Bitcoin treasury strategy. The Company is pioneering an innovative approach to capital allocation by holding Bitcoin as a strategic asset, offering shareholders asymmetric, long-term exposure to Bitcoin while maintaining financial and regulatory standards. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the anticipated post-closing use of proceeds from the private placement and the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new Bitcoin treasury strategy; the risk that ZOOZ’s share price may be highly correlated to the price of the Bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel.

Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

For Media Inquiries:

ZOOZ Public Relations

Elad Kafri - elad@danilevy.co.il

Omri Haroosh - omri@haroosh.co

Miri Segal- msegal@ms-ir.com